Exhibit 99.1

St. John's, NL (February 16, 2017):
FORTIS INC. FILES 2016 YEAR-END DISCLOSURE DOCUMENTS

Fortis Inc. (TSX/NYSE:FTS) ("Fortis" or the "Corporation") today filed its audited Consolidated Financial Statements and related Management Discussion and Analysis for the year ended December 31, 2016, as well as its 2016 Annual Information Form, with Canadian securities regulatory authorities.  The Corporation has also filed its Form 40-F for the year ended December 31, 2016 with the U.S. Securities and Exchange Commission.  Copies of these documents are available electronically at www.sedar.com (Canadian filings), www.sec.gov (U.S. filings) and the Corporation's website, www.fortisinc.com, or by emailing investorrelations@fortisinc.com.
The Proxy and Management Information Circular for the upcoming Fortis Annual and Special Meeting of Shareholders are expected to be made available to Shareholders in late March. The Annual and Special Meeting will be held at 10:30 a.m. (Newfoundland Daylight Time) on Thursday, May 4, 2017 at the Holiday Inn St. John's, 180 Portugal Cove Road, St. John's, NL. A live audio webcast of the Annual and Special Meeting will be available at www.fortisinc.com.
Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately $48 billion. The Corporation's 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.
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For more information, please contact:
Ms. Kealey Martin
Manager, Investor Relations
Fortis Inc.
 Phone: 709.737.2900